Exhibit 99.2

MEDIROM Healthcare Technologies Inc. Announces

Financial Results for Fiscal Year 2023

Tokyo, Japan, June 25, 2024 (GLOBE NEWSWIRE) -- MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“Medirom” or the “Company”), a holistic healthcare company based in Japan, announced it filed its Annual Report on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission ("SEC"), including consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), on June 18, 2024.

Kouji Eguchi, Chief Executive Officer of the Company, stated “I am very pleased to announce that during a period of significant investment and development in our healthcare technology systems and products in FY 2023 and FY 2022, as well as recovering in a post-pandemic environment, we generated net profit and positive adjusted EBITDA for two consecutive years. The profitability of our directly-operated wellness salons, sales of 30 wellness salons, and growth of our digital wellness healthcare technology app, Lav, primarily led to the net profit and adjusted EBITDA in 2023. We believe remaining a profitable company while developing and beginning to commercialize our healthcare technology is a significant milestone for Medirom. In 2023, we focused on further developing our digital wellness healthtech products and services with the launch of full scale operations of the REMONY Monitoring System. We continue to work to expand our B2B sales by selling our healthtech systems and products as a health data central management platform across the MOTHER Bracelet, MOTHER Gateway, and REMONY Monitoring System.”

Summary of Consolidated Financial Results for 2023

The following is a comparison of certain of our operating results for the years ended December 31, 2023 and December 31, 2022.

(in thousands, except change % data and Adjusted EBITDA margin)	Year ended December 31,			Change (2023 vs 2022)
Consolidated Statement of Operations:	2023($)	2023(¥)	2022(¥)	$	¥	%
Revenues:
Relaxation Salon	$43,002	¥6,059,851	¥5,972,913	$617	¥86,938	1.5
Luxury Beauty	4,029	567,695	594,761	-193	¥-27,066	-4.6
Digital Preventative Healthcare	1,422	200,397	386,383	-1,320	¥-185,986	-48.1
Total revenue	48,453	6,827,943	6,954,057	-895	¥-126,114	-1.8
Cost of revenues and operating expenses:
Cost of revenues	37,320	5,259,075	5,051,600	1,472	¥207,475	4.1
Selling, general and administrative expenses	13,912	1,960,447	1,805,490	1,100	¥154,957	8.6
Total cost of revenues and operating expenses	51,232	7,219,522	6,857,090	2,572	¥362,432	5.3
Operating income (loss)	$-2,779	¥-391,579	¥96,967	$-3,467	¥-488,546	-504
Other income (expenses):
Dividend income	—	2	2	—	—	—
Interest income	8	1,111	6,072	-35	¥-4,961	-81.7
Interest expense	-262	-36,868	-9,800	-192	¥-27,068	276.2
Gain from sales of salons	2,936	413,678	—	2,936	413,678	—
Other, net	243	34,278	86,533	-371	¥-52,255	-60.4
Total other income	2,925	412,201	82,807	2,337	¥329,394	397.8
Income tax (benefit) expense	-670	-94,427	30,809	-889	¥-125,236	—
Net income (loss)	816	115,049	148,965	-241	¥-33,916	-22.8
Adjusted EBITDA(1)	$2,173	¥306,324	¥380,464	$-526	¥-74,140	-19.5
Adjusted EBITDA margin(1)	4.50%	4.50%	5.50%			-1.0

(1)	Non-GAAP measure. See the section below captioned “Non-GAAP Measures” for more details, and see the table below captioned “Reconciliation of non-GAAP measures” for a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP measure.

Revenues

Revenues derived from our Relaxation Salon Segment were JPY6,059,851 thousand (US$43,002 thousand) in the year ended December 31, 2023 and JPY5,972,913 thousand (US$42,385 thousand) in the year ended December 31, 2022. The primary factor for the increase in revenues from directly-operated salons between 2022 and 2023 was increased Sales per Customer. In 2022, our Sales per Customer

(based on information obtained from our salons for which comparable financial and customer data are available) were JPY6,627, as compared to JPY6,852 in 2023, which we believe is primarily attributable to our new pricing introduced in 2023 and the promotion of value-added services. In addition, we sold 30 salons to third-party investors in 2023 under the sale-and-outsource business model. Revenue from our Digital Preventative Healthcare Segment decreased by JPY185,986 thousand (US$1,320 thousand) from JPY386,384 thousand (US$2,742 thousand) in 2022 to JPY200,397 thousand (US$1,422 thousand) in 2023. This decrease was primarily due to delay in the development of our REMONY® system and MOTHER Gateway device, with which corporate customers can benefit from our SDK open policy and monitor health conditions of a large number of MOTHER Bracelet® users, partially offset with an increase in the number of participants in the Health Guidance Program and launch of Lav® app services.

Cost of Revenues

For the years ended December 31, 2023 and 2022, the cost of revenues was JPY5,259,075 thousand (US$37,320 thousand) and JPY5,051,600 thousand (US$35,847 thousand), respectively. The increase was primarily due to an increase in the cost of operation of salons outsourced from investors corresponding to an increased number of investor-owned salons, an increase in payroll of our salon staff and an increase in outsourcing costs of contract-based therapists, partially offset by decreased cost of franchising due to a decrease in the number of franchisees and decreased unit costs of the MOTHER Bracelet® due to a decrease in the number of MOTHER Bracelet® units sold. The cost of revenues as a percentage of total revenues was 77.0% during the year ended December 31, 2023 and 72.6% during the year ended December 31, 2022.

Selling, General, and Administration Expenses

For the years ended December 31, 2023 and 2022, the selling, general, and administration expenses were JPY1,960,447 thousand (US$13,911 thousand) and JPY1,805,490 thousand (US$12,812 thousand), respectively. Selling, general, and administration expenses as a percentage of total revenues in the years ended December 31, 2023 and 2022 were 28.7% and 26.0%, respectively. The increase in 2023 was primarily due to increase in professional fees, increase in advertising and promotion expenses, and increase in payroll.

Interest Expense

Interest expense increased from JPY9,800 thousand (US$70 thousand) in 2022 to JPY36,868 thousand (US$262 thousand) in 2023, primarily due recognition of interest for a full year with respect to the JPY500,000 thousand (US$3,548 thousand) convertible bonds issued to Kufu Company Inc. in December 2022.

Income Tax (Benefit) Expense

Income tax benefit for 2023 was JPY94,427 thousand (US$670 thousand), compared to an income tax expense of JPY30,809 thousand (US$219 thousand) in 2022. In 2023, we reorganized our corporate structure and Medirom began to be able to utilize its loss carryforward on a standalone basis with more stabilized sources of earnings due to the reorganization. Based on that, our recognition of valuation allowance over our deferred tax assets of JPY625,615 thousand (US$4,440) was partial, resulting in net deferred tax assets of JPY101,636 thousand (US$721 thousand) as of December 31, 2023, compared to full valuation allowance of JPY742,122 thousand (US$5,630 thousand) against our deferred tax assets as of December 31, 2022.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2023 was JPY115,049 thousand (US$817 thousand), or 1.6% of our consolidated revenue, while our consolidated net income for the year ended December 31, 2022 was JPY148,945 thousand (US$1,057 thousand), or 2.1% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased from JPY380,464 thousand (US$2,700 thousand) to JPY306,324 thousand (US$2,173 thousand), resulting in a decrease in Adjusted EBITDA margin from 5.5% in 2022 to 4.2% in 2023.

Non-GAAP Measures

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) income tax expense, (v) depreciation and amortization, (vi) losses on sales of directly-owned salons to franchisees, (vii) gains (losses) on disposal of property and equipment, and other intangible assets (viii)

impairment loss on long-lived assets and (ix) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. We recognized stock-based compensation expense in 2021. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors, and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

Adjusted EBITDA Margin.   Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2023($)	2023(¥)	2022(¥)
Net income (loss)	$816	¥115,049	¥148,965

Dividend income and interest income	(8)	(1,113)	(6,074)
Interest expense	262	36,868	9,800
Income tax expense (benefit)	(670)	(94,427)	30,809
Depreciation and amortization	1,792	252,595	184,056
Losses on sales of directly-owned salons to franchisees	—	—	—
Losses on disposal of property and equipment, net and other intangible assets, net	(19)	(2,648)	12,908
Impairment loss on long-lived assets	—	—	—
Stock-based compensation expense	—	—	—

Adjusted EBITDA	$2,173	¥306,324	¥380,464
Adjusted EBITDA margin	4.5%	4.5%	5.5%

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
●	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
●	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
●	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
●	the Company’s ability to raise additional capital on acceptable terms or at all;
●	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
●	changes in consumer preferences and the Company’s competitive environment;
●	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the SEC, including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 307 (as of May 31, 2024) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp